Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Elbit Vision Systems Ltd.
1 Hayasur Street, Hasharon Industrial Park, Kadima, P.O.B. 5030, Israel
Fax No: + 972-9-866-1700

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN
1. TO APPROVE a series of agreements between the Company and two of its major shareholders M.S.N.D. Real Estate Holdings Ltd. and Elbit Ltd.	☐	☐	☐

2. TO APPROVE an increase in the number of the Company's authorized ordinary shares to 90,000,000 and authorized share capital to NIS 90,000,000 and to amend the Company's Articles of Association to reflect such increase.	☐	☐	☐

3. TO APPROVE an increase in the fee payable to MEO Consulting Ltd., for the services of the Company's Chairman of the Board and Chief Executive Officer, Mr. David Gal.	☐	☐	☐

Name: ______________
number of shares: __________________

Signature:___________________________
Date:_________
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign

ELBIT VISION SYSTEMS LTD. For the Special General Meeting of Shareholders To Be Held On Tuesday July 31, 2007 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Elbit Vision Systems Ltd. (the "Company") hereby appoints David Gal and Yaron Menashe, and each or any of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Tuesday July 31, at 11:30 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	SEE REVERSE SIDE